UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Pluralsight, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

72941B106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 7 Pages)

CUSIP No. 72941B106	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Sparkjoy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,048,280 (1)
	6.	SHARED VOTING POWER -
	7.	SOLE DISPOSITIVE POWER 6,048,280 (1)
	8.	SHARED DISPOSITIVE POWER -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,048,280 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.28% (2)
12.	TYPE OF REPORTING PERSON IN

___________________

(1) Includes 41,224 shares of Class A Common Stock held by the Sparkjoy 2014 Revocable Trust, of which the Reporting Person is a trustee and grantor, and 6,007,056 shares of Class A Common Stock held by Wyecliff Associates, Inc., of which the Reporting Person is an owner.

(2) The calculation of the foregoing percentage is based on 65,191,907 shares of Class A Common Stock outstanding as of December 31, 2018.

CUSIP No. 72941B106	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wyecliff Associates, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,007,056
	6.	SHARED VOTING POWER -
	7.	SOLE DISPOSITIVE POWER 6,007,056
	8.	SHARED DISPOSITIVE POWER -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,007,056
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.21% (1)
12.	TYPE OF REPORTING PERSON IN

______________________

(1) The calculation of the foregoing percentage is based on 65,191,907 shares of Class A Common Stock outstanding as of December 31, 2018.

CUSIP No. 72941B106	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer: Pluralsight, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

182 North Union Avenue, Farmington, UT 84025.

Item 2.

(a)

Name of Person Filing:

This statement is being jointly filed on behalf of Keith Sparkjoy and Wyecliff Associates, Inc. (“Wyecliff”). Mr. Sparkjoy is the owner of Wyecliff. Mr. Sparkjoy and Wyecliff are each referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office, or if None, Residence: The principal business address of each Reporting Person is 3980 Broadway, Suite 103, #142, Boulder, CO 80304.

(c)	Citizenship: Mr. Sparkjoy is a citizen of the United States of America. Wyecliff is a Colorado corporation.

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 72941B106

CUSIP No. 72941B106	13G	Page 5 of 7 Pages

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with Sections 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership as of December 31, 2018:

(a)

Amount beneficially owned:

Keith Sparkjoy may be deemed to beneficially own 6,048,280 shares of Class A Common Stock, 41,224 shares are held of record by Sparkjoy 2014 Revocable Trust, of which he is a trustee, and 6,007,056 shares are held of record by Wyecliff, of which he is an owner.

Wyecliff may be deemed to beneficially own 6,007,056 shares of Class A Common Stock, all of which are held directly by Wyecliff.

(b)	Percent of Class: Mr. Sparkjoy may be deemed to be the beneficial owner of 9.28% of the Class A Common Stock.

Wyecliff may be deemed to be the beneficial owner of 9.21% of the Class A Common Stock.

CUSIP No. 72941B106	13G	Page 6 of 7 Pages

(c)	Number of shares as to which such person has:

Mr. Sparkjoy holds the following for all shares beneficially owned by the Reporting Persons:

(i)	Sole power to vote or to direct the vote: 6,048,280

(ii)	Shared power to vote or to direct the vote: - 0 -

(iii)	Sole power to dispose or to direct the disposition of: 6,048,280

(iv)	Shared power to dispose or to direct the disposition of: - 0 –

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 72941B106	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2019

By:	/s/ Keith Sparkjoy
Name:	Keith Sparkjoy

Wyecliff Associates, Inc.

By:	/s/ Keith Sparkjoy
Name:	Keith Sparkjoy
Title:	President

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement